January 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn: Division of Corporation Finance,

Re:	General Environmental Management, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on: December 18, 2009
File No. 033-55254-38

Dear Ladies and Gentlemen:

By this letter, General Environmental Management, Inc. (the “Company”), is responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 28, 2010 from Pamela A. Long of the Commission to Timothy J. Koziol, Chief Executive Officer of the Company, relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 18, 2009 (the “Proxy Statement”) and the amended Proxy Statement filed on January 12, 2010 and January 27,2010, in response to the Staff's initial comments.  We have filed simultaneously Amendment No. 3 to the Proxy Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Proxy Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Description of Luntz Acquisition (Delaware). LLC and PSC, LLC. page 52

1. We note your response and revised disclosure in response to comment four of our letter dated January 21, 2010, that "a PSC entity has provided $14 million in cash to Luntz Acquisition (Delaware) LLC., which is to be held in an account of Luntz .... " Please tell us and to the extent applicable, revise your disclosure to indicate whether the deposit of funds was evidenced by a receipt delivered to the company's management or other form of written acknowledgment that the funds required complete the transaction were deposited into Luntz' bank account.

Response

We have received a written acknowledgment that the funds required to complete the transaction have been deposited into a Luntz bank account. We have added such information on Page52 of the Schedule 14A.

California Living Waters Consolidated Statements of Operations, page 67

2. Please revise pages 67 and 98 to reclassify the 2009 loss on sale of property as an operating expense pursuant to Codification Topic 360.10.45-5. It appears that the impact on reported operating income approximates 47%. The 8K/A should be similarly revised.

Response

The Proxy Statement has been revised to reclassify the 2009 loss on sale of property as an operating expense.  We have also amended the previously submitted 8-K/A for the same reclassification.

Unaudited Pro Forma Consolidated Statements of Continuing Operations. page 98

3.  Please explain to us why the pro forma statements of operations on pages 98-100 were revised to include the discontinued operations line item. In this regard, Instruction 1 to Article 11-02 of Regulation S-X specifically prohibits the presentation of discontinued operations on the pro forma statements of operations. It appears that the presentation and the EPS data in the proxy and in the 8K/A should be revised.

Response

The Proxy Statement has been revised to remove the discontinued operations line item on pages 98 – 100.  We have also revised the pro forma statement of operations in the previously submitted 8-K/A and removed the discontinued operations line item.  The 8-K/A has been filed as revised.

4. Please revise pages 98-100 to delete the tax provision pro forma adjustment.  Article 11-02(b)(5) of Regulation S-X requires that nonrecurring charges directly attributable to the transaction be excluded from the pro forma Statements of Operations and instead be disclosed in the footnotes. The 8K/A should be similarly revised.

Response

The Proxy Statement has been revised to delete the tax provision pro forma adjustment on pages 98 – 100 and disclose the information in a footnote on page 97.  We have also revised the pro forma statement of operations in the previously submitted 8-K/A and removed the tax provision pro forma adjustment.  The 8-K/A has been filed as revised.

In addition, General Environmental Management, Inc. acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that the Staff expedite their review of Amendment #3 by responding to this response letter as soon as practicable as the financial condition of the Company will be adversely affected by any delay in completing the sale of General Environmental Management, Inc. (DE) . Should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned or  Stanley  Moskowitz, Esq at (858) 523-0100 fax (858) 523-0444.

Very truly yours,

General Environmental Management, Inc.

By: /s/ Timothy J. Koziol
Timothy J. Koziol

Cc:  Stanley Moskowitz, Esq.

2